UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 are the Notice of Annual Meeting of Shareholders and Proxy Statement of Euroseas Ltd. for the Annual Meeting of Shareholders to be held on June 23, 2023.  Attached as Exhibit 2 is the Proxy Card for the Annual Meeting of Shareholders.  Attached as Exhibit 3 is the Notice and Access Card for the Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 30, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President